ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as Baytex Energy Corp. (“Baytex”) has decided to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the shareholders' meeting. However, instead of a paper copy of the Information Circular, shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.
MEETING DATE AND LOCATION

WHEN:	Tuesday, May 14, 2013 at 3:00 p.m. (Calgary time)

WHERE:	Devonian Room
Calgary Petroleum Club
319 - 5th Avenue S.W.
Calgary, Alberta
T2P 0L5

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS

Election of Directors: Shareholders will be asked to fix the number of directors and elect directors for the ensuing year. Information respecting the election of directors may be found in the Information Circular under “Election of Directors of Baytex”.

Appointment of Auditors: Shareholders will be asked to re-appoint Deloitte LLP as Baytex's auditors for the ensuing year, and authorize Baytex's directors to fix their remuneration. Information respecting the appointment of Deloitte LLP may be found in the Information Circular under “Appointment of Auditors”.

Say on Pay: Shareholders will be asked to approve an advisory (non-binding) resolution regarding Baytex's approach to executive compensation, which is more fully described in the Information Circular under “Advisory Vote on Executive Compensation”.

Share Award Incentive Plan: Shareholders will be asked to approve the unallocated awards under the Share Award Incentive Plan, which is more fully described in the Information Circular under “Approval of Unallocated Share Awards under the Share Award Incentive Plan”.
Other Business: Shareholders may be asked to consider other items of business that may be properly brought before the meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the Information Circular under “Other Matters”.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The meeting materials can be viewed online at www.sedar.com or at the following internet address:

http://www.valianttrust.com/securityholders/notice_and_access/meeting_materials.htm
HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS
Beneficial shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR by:

•Visiting the following internet address:
http://www.valianttrust.com/securityholders/notice_and_access/request_paper_copies.aspx

•Calling 1-866-313-1872; or

•Sending an email to noticeandaccess@valianttrust.com

Requests should be received at least ten (10) business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the meeting materials in advance of such date and the meeting date.

Baytex has determined that all registered shareholders and those beneficial shareholders with existing instructions on their account to receive paper material will receive a paper copy of the Information Circular with this notification.
VOTING

Beneficial shareholders are asked to return their proxies using one of the following methods at least one (1) business day in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form:

INTERNET:	www.proxyvote.com

TELEPHONE:	1-800-474-7493 (English)
1-800-474-7501 (French)

FACSIMILE:	905-507-7793

MAIL:	DATA PROCESSING CENTRE
PO BOX 2800 STN LCD MALTON
MISSISSAUGA ON L5T 2T7

Shareholders with questions about notice and access can call toll free at 1-866-313-1872.